FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

<u>Attention: Division of International Corporate Finance</u>

20 September, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 18 July, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

dlw 10/3

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

SHARE SUBSCRIPTIONS UNDER KONECRANES' STOCK OPTIONS

A total of 57,000 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1999 B-series	2,400	8.25
2001 B-series	10,800	8.50
2003 B-series	19,800	5.405
2003 C-series	24,000	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 60,791,580 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on 27 September, 2007. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about 28 september, 2007.

The remaining outstanding stock options entitle to subscription of 2,286,840 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +35820 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

FILE 82-4297

JPMORGAN CHASE & CO DECREASED ITS HOLDING IN KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Konecranes has been informed of a change in JPMorgan Chase & Co's and its subsidiaries' holdings in Konecranes Plc.

On 19 September, 2007 JPMorgan Chase & Co and its subsidiaries were in possession of 3 020 039 Konecranes shares being 4.97 % of the share capital and voting rights of Konecranes Plc. Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
J.P. Morgan Investment Management Inc.	124,022	0.204
JP Asset Management (Taiwan) Limited	47,535	0.078
JP Asset Management Limited	39,935	0.066
J.P. Morgan Fleming Asset Management (Japan) Limited	9,885	0.016
JP Morgan Asset Management (UK) Limited	2,783,033	4.582
J.P. Morgan Securities Ltd.	15,629	0.026
TOTAL	3,020,039	4.972

On the basis of a previous announcement, JPMorgan Chase & Co. and its direct and indirect subsidiaries were in possession of 5.497 % of the share capital and the voting rights of Konecranes Plc on 29 March, 2007.

Konecranes has a total of 60 734 580 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager, Tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END